Comera Life Sciences Holdings, Inc.

12 Gill Street

Suite 4650

Woburn, Massachusetts 01801

Tel: (617) 871-2101

April 13, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Alan Campbell and Celeste Murphy

Re:	Comera Life Sciences Holdings, Inc.
Registration Statement on Form S-4
File No. 333-263377

Dear Mr. Campbell and Ms. Murphy

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the registrant, Comera Life Sciences Holdings, Inc. hereby requests acceleration of effectiveness of the above-referenced Registration Statement so that it will become effective at 9:00 a.m. ET on Thursday, April 14, 2022, or as soon as practicable thereafter.

Very truly yours,

COMERA LIFE SCIENCES HOLDINGS, INC.

/s/ Jeffrey S. Hackman

Jeffrey S. Hackman

Chief Executive Officer

cc:	Loeb & Loeb LLP
•	Mitchell S. Nussbaum, Esq.
•	Janeane R. Ferrari, Esq.